BLINKING OWL DISTILLERY, LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Blinking Owl Distillery, LLC
Santa Ana, California

We have reviewed the accompanying financial statements of Blinking Owl Distillery, LLC, which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Blinking Owl Distillery, LLC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
September 26, 2022

BLINKING OWL DISTILLERY, LLC
BALANCE SHEETS
DECEMBER 31, 2021, AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 2,008	$ 16,005
Accounts receivable, net	19,857	107,848
Inventory	417,874	521,048
TOTAL CURRENT ASSETS	439,739	644,901
PROPERTY AND EQUIPMENT		
Property and equipment, net	725,517	695,991
OTHER ASSETS		
Loan originiation fees	17,780	22,521
Deposit	21,754	21,754
TOTAL OTHER ASSETS	39,534	44,275
TOTAL ASSETS	$ 1,204,790	$ 1,385,167

LIABILITIES AND MEMBERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 1,461	$ 743
Credit cards payable	162,015	141,196
Accrued expenses	25,283	5,506
Accrued interest	80,801	42,207
Payroll liabilities	29,847	12,718
Deferred revenue	77,593	83,000
Deferred rent	47,381	56,522
Gift card liability	22,252	11,733
Line of credit	73,171	121,605
Notes payable - current portion	237,682	67,775
TOTAL CURRENT LIABILITIES	757,486	543,005
LONG-TERM LIABILITIES		
Notes payable - related parties	622,444	486,120
Notes payable	898,906	1,038,295
TOTAL LONG-TERM LIABILITIES	1,521,350	1,524,415
TOTAL LIABILITIES	2,278,836	2,067,420
MEMBERS' EQUITY		
Capital contributions	637,999	537,999
Accumulated deficit	(1,712,045)	(1,220,252)
TOTAL MEMBERS' EQUITY	(1,074,046)	(682,253)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,204,790	$ 1,385,167

See independent accountant's review report and accompanying notes to financial statements.

BLINKING OWL DISTILLERY, LLC
STATEMENTS OF INCOME
DECEMBER 31, 2021, AND 2020
(unaudited)

	2021	2020
REVENUES	$ 1,222,761	$ 1,636,102
COST OF GOODS SOLD	1,063,349	961,369
GROSS PROFIT	159,412	674,733
OPERATING EXPENSES		
Depreciation expense	19,082	12,563
General and administrative	444,652	980,184
Professional fees	30,024	22,239
Sales and marketing	83,756	32,697
TOTAL OPERATING EXPENSES	577,514	1,047,683
NET OPERATING LOSS	(418,102)	(372,950)
OTHER INCOME/(EXPENSES)		
Interest income	-	1
PPP loan forgiveness	98,945	104,495
Interest expense	(153,068)	(60,021)
Covid relief income	10,863	57,507
Loss on sale of asset	(30,431)	(22,780)
TOTAL OTHER INCOME/(EXPENSES)	(73,691)	79,202
NET LOSS	$ (491,793)	$ (293,748)

See independent accountant's review report and accompanying notes to financial statements.

BLINKING OWL DISTILLERY, LLC
STATEMENTS OF EQUITY
DECEMBER 31, 2021, AND 2020
(unaudited)

	Contributions /(Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	537,999	$ (926,504)	$ (388,505)
Net loss	-	(293,748)	$ (293,748)
ENDING BALANCE, DECEMBER 31, 2020	$ 537,999	$ (1,220,252)	$ (682,253)
Capital Contributions	100,000	-	$ 100,000
Net loss	-	(491,793)	$ (491,793)
ENDING BALANCE, DECEMBER 31, 2021	**$ 637,999**	**$ (1,712,045)**	**$ (1,074,046)**

See independent accountant's review report and accompanying notes to financial statements.

BLINKING OWL DISTILLERY, LLC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021, AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (491,793)	$ (293,748)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	57,921	128,371
Amortization of loan origination fees	4,741	4,742
(Increase) decrease in assets:		
Accounts receivable	87,991	(99,298)
Inventory	103,174	81,771
Deposits	-	(9,473)
Increase (decrease) in liabilities:		
Accounts payable	718	(52,136)
Accrued expenses	19,777	(13,505)
Payroll liabilities	17,129	(4,295)
Deferred revenue	(5,407)	26,000
Deferred rent	(9,141)	(6,068)
Credit cards	20,819	100,453
Accrued interest	38,594	38,457
Gift card liabilities	10,519	1,755
CASH USED FOR OPERATING ACTIVITIES	(144,958)	(96,974)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(87,447)	6,097
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(87,447)	6,097
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	100,000	-
Repayment on line of credit	(48,434)	(38,852)
Issuance of notes payable - related parties	136,324	49,576
Issuance/(repayment) of notes payable	30,518	82,408
CASH PROVIDED BY FINANCING ACTIVITIES	218,408	93,132
NET INCREASE (DECREASE) IN CASH	(13,997)	2,255
CASH AT BEGINNING OF YEAR	16,005	13,750
CASH AT END OF YEAR	$ 2,008	$ 16,005
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 114,474	$ 21,564
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

Blinking Owl Distillery, LLC (the "Company") was incorporated in the State of California on February 19, 2014. The Company is the first distillery in Orange County, California, since prohibition, that produces Vodka, Gin, Bourbon and other delicious alcohols from 100% California grown organic grains. During 2021, the Company opened its own restaurant in Santa Ana, California.

Going Concern

Since Inception, the Company has relied on funds from related party notes and loans to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company has recorded $71,403 and nil as an allowance for doubtful accounts, respectively.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market.

Inventory consisted of:	2021	2020
Finished Goods	$ 69,848	$ 143,707
Work-in-Progress	6,499	10,768
Raw Materials	341,527	366,573
	$ 417,874	$ 521,048

Loan Origination Fees
Loan origination fees and related incremental direct loan origination costs are deferred and amortized to interest expense using the interest method over the contractual life of the loans, adjusted for actual prepayments. As of December 31, 2021, and 2020, the Company recorded $4,741 and $4,742 in interest expense, respectively. The unamortized balance on the loan origination fees as of December 31, 2021, and 2020, was $17,780 and $22,521, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment and machinery and equipment are depreciated over five to seven years, while leasehold improvements are depreciated over fifteen years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position

1. <u>Summary of Significant Accounting Policies (continued)</u>

Income Taxes (continued)
taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the State of California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by producing distilled alcohol. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $1,222,761 and $1,636,102 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The Company is still evaluation the effects ot the adoption of ASU 2016-02 on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

Pending or Threatening Litigation
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Operating Leases
The Company leases its operating/office facilities under a long-term, non-cancelable operating lease agreement. The lease expires on January 31, 2025 and provide for renewal options ranging from five to ten years. The leases provide for increases in future minimum annual rental payments. Also, the agreement generally requires the Company to pay real estate taxes, insurance, common area maintenance and repairs. The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liability as of December 31, 2021:

Year Ending December 31,	Total
2022	$ 73,280
2023	76,341
2024	79,412
2025	6,639
	$ 235,672

The Company also has several month-to-month storage unit rentals totally $3,450 per month.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021 and 2020:

Property and equipment at cost:	2021	2020
Office Equipment	$ 190,432	$ 183,230
Machinery and Equipment	666,367	650,601
Leasehold Improvements	923,894	859,415
	1,780,693	1,693,246
Less: Accumulated depreciation	(1,055,176)	(997,255)
Total	$ 725,517	$ 695,991

4. Notes Payable – Related Parties

Since inception, related parties have provided loans to the Company valued at $622,444 and $486,120 as of December 31, 2021, and 2020, respectively. Interest is accrued annually at 10%. There are no minimum monthly payments. Management does not intend to pay back the related party loans in the next year. Accrued interest related to the loans totaled $74,037 and $42,207 as of December 31, 2021 and 2020, respectively.

5. Notes Payable

Debt consisted of the following at December 31, 2021 and 2020:

	2021	2020
Contract note payable; interest at 6% per annum, maturing in August 2026, monthly payment of $14,566, collateralized by Company assets.	$ 774,593	$ 847,300
Contract note payable; interest at 3.75% per annum, maturing in June 2050, monthly payment of $731, collateralized by Company assets.	150,000	150,000
Contract note payable; interest at 10% per annum, maturing in January 2025, payment of $3,333 per barrel sold, collateralized by Company inventory.	18,770	8,770
Contract note payable; prepaid interest at 7.35% per annum, maturing in August 2023, weekly payment of $1,465, collateralized by Company assets.	94,932	100,000
Contract note payable; interest at 6.12% per annum, maturing in January 2027, monthly payment of $1,883, collateralized by Company equipment.	98,293	-
	$1,136,588	$1,106,070
Less: Current portion of notes payable	237,682	67,775
Long term portion of notes payable	898,906	1,038,295

5. Notes Payable (continued)

Maturity of the notes payable is as follows:

December 31, 2022	$ 237,682
December 31, 2023	190,058
December 31, 2024	181,634
December 31, 2025	211,535
December 31, 2026	179,542
Thereafter	136,137
	$1,136,588

6. PPP Loans

In 2021 and 2020, the Company received loan proceeds of $98,945 and $104,495, respectively, under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

During the years ending December 31, 2021, and 2020, the Company received noticed from the SBA that the loans have been fully forgiven.

7. Line of Credit

The Company has a $245,000 line of credit with a commercial bank. The line of credit bears 6% interest. The line is personally guaranteed by a majority partner of the Company. Minimum monthly payments on the line are $6,824. As of December 31, 2021, and 2020, the Company had $73,171 and $121,605 outstanding on the line of credit.

8. Equity

Common Units
As of December 31, 2021, and 2020, 250,000 units have been issued and are outstanding.

During the year ending December 31, 2021, the Company recorded a $100,000 capital contribution in exchange for 1% ownership in the Company.

9. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on February 19, 2014 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10. Subsequent Events

Line of Credit – Factored Receivables

The Company obtained a line of credit in the amount of $65,000. The line is backed by the Company's daily sales. The cost of the capital draws are 25% (in prepaid interest). Currently, the Company has $48,652 outstanding on the line of credit, with minimum daily payments of $885.

Related Party Loan

The Company issued a related party loan, in the amount of $100,000. The loan carries 10% interest and a maturity date of no longer than four years.

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $1,000,000 in non-voting units. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal, LLC and it's wholly owned subsidiaries (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 7.5% commission fee.

Managements Evaluation

The Company has evaluated subsequent events through September 26, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.